BAE SYSTEMS

News

May 7, 2007

BAE SYSTEMS PLC ANNOUNCES PROPOSED ACQUISITION OF ARMOR HOLDINGS INC.

BAE Systems plc ("BAE Systems" or the "Company") announces that its wholly-owned U.S. subsidiary BAE Systems, Inc. has entered into a definitive merger agreement to acquire Armor Holdings Inc. ("Armor Holdings") for $88 per share in cash, representing a total consideration for Armor Holdings' fully diluted share capital of approximately $4,144 million (£2,080 million). Including the assumption of net debt of $388 million (£195 million), the transaction is valued at $4,532 million (£2,275 million).

Headquartered in Jacksonville, Florida, Armor Holdings is a major manufacturer of tactical wheeled vehicles and a leading provider of vehicle and individual armor systems and survivability technologies for the military and adjacent law enforcement and commercial security markets. Armor Holdings reported sales of $2,361 million and profit before tax of $214 million for the year ended 31 December 2006. As at 31 December 2006 Armor Holdings had total assets of $2,318 million. Armor Holdings employs over 8,000 people in 63 locations throughout the U.S. and internationally, including the UK.

The proposed acquisition will be financed through a combination of a placing of new ordinary shares in BAE Systems (the "Placing"), and existing internal resources. The placing is being launched on Tuesday 8 May 2007, and is not conditional upon the completion of the proposed acquisition.

The proposed acquisition is expected to be immediately accretive to BAE Systems' earnings as well as delivering returns in excess of BAE Systems' cost of capital in the second full year (2009) following the proposed acquisition, before goodwill and amortization.

The proposed acquisition is a significant step in the implementation of BAE Systems' strategy to grow as the premier global defense and aerospace company by:

- expanding and developing its business in the United States,
- expanding its global land systems business, and
- developing its worldwide through-life support, solutions and services activities.

The proposed acquisition will strengthen BAE Systems' position as one of the world's leading land systems businesses. The integration of Armor Holdings into BAE Systems Land and Armaments sector is expected to increase BAE Systems' U.S. sales by more than $3 billion by the addition of complementary revenue streams from several priority tactical vehicle programs. BAE Systems' global marketing presence will enhance Armor Holdings ability to offer tactical wheeled vehicle replacement programs in overseas markets.

Current operations by armed forces have clearly signaled the urgent requirement for increased survivability and more effective armor systems. The combination of the complementary technologies of BAE Systems and Armor Holdings will better serve this need. BAE Systems brings expertise in combat vehicle design, rapid prototyping and survivability systems, and Armor Holdings brings expertise in automotive design and lean, high-volume manufacturing technologies.

The combined business will be well-positioned to address significant new tactical vehicle requirements. The U.S. and UK armed forces, and many other nations' armed forces, are experiencing an increased demand for tactical wheeled vehicles with increased survivability. Approximately 60 percent of the U.S. Army's current stated medium truck requirements is still to be manufactured. This requirement, together with additional opportunities in relation to new vehicle programs - such as the Family of Medium Tactical Vehicles (FMTV), the Mine-Resistant Ambush Protected (MRAP) vehicle, and future prospects such as the Joint Light Tactical Vehicle (JLTV) – are expected to be valued at over $10 billion.

The proposed acquisition creates a significant opportunity for growth in readiness and sustainment activity. Armor Holdings has an installed base of more than 30,000 tactical wheeled vehicles and is addressing potential requirements to produce up to 60,000 more over the next 10 years. Combined with BAE Systems' existing installed base of approximately 88,000 vehicles worldwide, this acquisition enables Armor Holdings customers to benefit from enhanced logistics and support through integration with BAE Systems' well established reset, upgrade and support capability.

On completion of the proposed acquisition it is intended that Armor Holdings will be integrated into BAE Systems Land and Armaments sector. It is intended that retention agreements will be put in place to address leadership continuity going forward.

In advance of BAE Systems' planned communication to investors at its AGM on Wednesday 9 May the company has reviewed the current trading outlook. It has concluded that, notwithstanding the translation effects on the financial results of the Company's U.S. operations arising from recent weakness of the U.S. dollar, BAE Systems continues to anticipate a further year of good growth in 2007, in particular from the Land & Armaments sector and from further progress in UK programs. The Company anticipates good operating cash flow again in 2007.

Commenting on the proposed acquisition, Mike Turner, Chief Executive of BAE Systems, said:

"Armor Holdings is a strong business with an excellent track record and a highly regarded management team. The combination of Armor Holdings with BAE Systems' existing land systems business will strengthen our capabilities to the benefit of the U.S. and UK armed forces and their international allies."

Walt Havenstein, President and CEO of BAE Systems, Inc. added:

"BAE Systems, Inc. has a demonstrated record of excellent stewardship having increased investment, grown jobs and improved performance in its acquired U.S. businesses. BAE Systems and Armor Holdings share a common commitment to national security and support for the men and women of the armed forces."

The proposed acquisition is conditional, amongst other things, upon receiving certain required regulatory clearances and the approval of Armor Holdings' shareholders and is expected to close in the third quarter.

For further information please contact:-

BAE Systems

Media -- U.S.	John Measell	tel: 703-907-8261
Media -- UK	John Neilson	tel: 44 1252 384795
Investors:	Andy Wrathall	tel: 44 1252 383820

UBS (Financial adviser)

Financial adviser

Kevin Cox	tel: 212-821-4699
Sameer Singh	tel: 212-821-3609

UBS Limited, which is authorized and regulated by the Financial Services Authority, is acting exclusively for BAE Systems and for no one else solely in connection with the proposed acquisition and will not be responsible to anyone other than BAE Systems for providing the protections afforded to the customers of UBS Limited or for providing advice in relation to the Proposed Acquisition.

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice in any jurisdiction.

This announcement includes "forward-looking statements." All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations, the expected timing and strategic and financial effects of the proposed acquisition and trends in the U.S. defense budget and the defense industry, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of the Company or the markets and economies in which the Company operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements, including, without limitation, risks related to: the integration of Armor Holdings business with the Company's, the costs related to the proposed acquisition, inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals and consents and inability to obtain the approval of the shareholders of Armor Holdings for the proposed acquisition. The Company cannot give any assurance that the proposed acquisition will be completed or that it will be completed on the terms described in this announcement.

This announcement is not an offer for sale within the United States of any security of the Company. Securities of the Company, including its ordinary shares, may not be offered or sold in the United States absent registration under the U.S. securities laws or unless exempt from registration under such laws.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAE Systems for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAE Systems.

This material is not a proxy solicitation and is not a substitute for the proxy statement Armor Holdings, Inc. will file with the US Securities and Exchange Commission (SEC). Investors are urged to read the proxy statement when it becomes available, because it will contain important information. The proxy statement and other documents, which will be filed by Armor Holdings with the SEC, will be available free of charge at the SEC's website, www.sec.gov, or by visiting Armor Holdings' website at www. Armor Holdings .com.

Appendix 1

Investigation at Armor Products International (API), a subsidiary of Armor Holdings.

In January 2007, Armor Holdings received a written request for information from the Office of Internal Oversight Services of the United Nations (UN) regarding a vendor-intermediary. In February 2007, Armor Holdings began an internal investigation primarily relating to improper payments received by certain employees, agents and distributors of its Products Group relating to international sales and related accounting issues at a UK subsidiary, Armor Products International, Ltd. (API). In response, Armor Holdings' Board of Directors established a Special Committee of independent directors to oversee an investigation into the circumstances surrounding the award of a UN contract and Armor Holdings' compliance with US and foreign laws relating to sales to foreign governments and international organizations, including the US Foreign Corrupt Practices Act. Counsel for the Special Committee has met with representatives from the US Department of Justice and US Securities and Exchange Commission (SEC) and disclosed the circumstances leading to the formation of the Special Committee.

The turnover of API in the year ended 31 December 2006 was $30 million and the size of the contract which API was awarded by the UN was $5 million. The contract, which was for the supply of body armor to UN personnel and peacekeeping forces, runs until July 2007.

Further details can be found in the Form 10Q filed by Armor Holdings with the SEC on 2 May 2007.

Regulatory News

REG-BAE SYSTEMS PLC Result of Equity Issue

Released: 08/05/2007

RNS Number:2335W
BAE SYSTEMS PLC

08 May 2007

Regulatory Announcement

This announcement is not for release, publication or distribution directly or indirectly in, or into, the United States, Canada, Japan or Australia, or any other jurisdiction where to do the same would constitute a violation of the relevant laws of such jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States, Canada, Japan or Australia or any jurisdiction in which such offer or solicitation is unlawful.

BAE SYSTEMS PLC - RESULT OF PLACING

8 May 2007

BAE Systems plc ("BAE Systems") is pleased to announce the successful completion of the placing which commenced this morning as announced yesterday (the "Placing"). A total of approximately 174 million new ordinary shares of 2.5 pence each in BAE Systems (the "Placing Shares") have been placed by Hoare Govett Limited and UBS Limited at a price of 430 pence per Placing Share, raising £750 million before expenses. The Placing Shares being issued represent approximately 5.5 per cent. of BAE Systems' issued ordinary share capital prior to the Placing.

The Placing Shares will, when issued, be credited as fully paid and will rank equally in all respects with the existing ordinary shares of the Company, including the right to receive all future dividends and other distributions, other than the final dividend for the year ended 31 December 2006 of 6.9 pence per ordinary share announced on 22 February 2007. Subject to shareholder approval, the final dividend will be paid on 1 June 2007 to shareholders registered on 20 April 2007. The ex-dividend date was 18 April 2007.

Application has been made for, and the Placing is conditional on, inter alia, admission of the Placing Shares to listing on the Official List of the UK Listing Authority and admission of the Placing Shares to trading on the London Stock Exchange plc's main market for listed securities (together "Admission"). It is expected that Admission will take place, and dealings in the Placing Shares will commence, at 8.00am on 11 May 2007.

Issued by:
BAE Systems plc
London

For further information please contact:-

BAE Systems

Investors: Andy Wrathall	tel: 01252 383820
Media: Charlotte Lambkin	tel: 01252 383836

Hoare Govett (Joint Corporate Broker)

Corporate Broking	
Neil Collingridge	tel: 020 7678 1692
Luke Simpson	tel: 020 7678 5173
Syndicate	
Jeremy Thompson	tel: 020 7678 1760
Tom Perry	tel: 020 7678 6571

UBS Limited (Joint Corporate Broker)

Corporate Broking	
Phil Shelley	tel: 0207 568 2730
James Archer	tel: 0207 567 5423
Syndicate	
Christopher Smith	tel: 0207 568 4389
Tom Johnson	tel: 0207 568 1417

This announcement has been issued by and is the sole responsibility of BAE Systems.

Hoare Govett Limited which is authorised and regulated by the Financial Services Authority, is acting exclusively for BAE Systems and for no one else solely in connection with the Placing and will not be responsible to anyone other than BAE Systems for providing the protections afforded to the customers of Hoare Govett Limited or for providing advice in relation to the Placing or any transaction or arrangement referred to in this announcement.

UBS Limited, which is authorised and regulated by the Financial Services Authority, is acting exclusively for BAE Systems and for no one else solely in connection with the Placing and will not be responsible to anyone other than BAE Systems for providing the protections afforded to the customers of UBS Limited or for providing advice in relation to the Placing or any transaction or arrangement referred to in this announcement.

This announcement is for information purposes only and does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in any jurisdiction in which such offer or solicitation is unlawful, or investment advice in any jurisdiction. This announcement should not be relied upon in any decision to acquire the Placing Shares or any other securities in the capital of the Company. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

This announcement is not an offer for sale within the United States of any security of the Company. Securities of the Company, including its ordinary shares, may not be offered or sold in the United States absent registration under the U.S. securities laws or unless exempt from registration under such laws. The Placing Shares have not been and will not be registered under U.S. securities laws or under the laws of any state of the United States. No public offering of securities of the Company is being made in the United States, the United Kingdom or anywhere else.

Not for release, publication or distribution in, or into, the United States, Canada, Japan or Australia, or any other jurisdiction where to do the same would constitute a violation of the relevant laws of such jurisdiction.

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